

Mail Stop 3030

February 25, 2010

Via Facsimile and U.S. Mail

Mr. Gerald R. Dinkel
Chief Executive Officer
White Electronic Designs Corporation
3601 E. University Drive
Phoenix, AZ   85034

> **Re:** **White Electronic Designs Corporation**
> **Form 10-K for fiscal year ended September 30, 2009**
> **Filed December 11, 2009**
> **Form 10-Q for the quarter ended December 31, 2009**
> **File No. 1-04817**

Dear Mr. Dinkel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended September 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 25

Fiscal Year ended September 30, 2009 compared to Fiscal Year ended September 30, 2008, page 25

1.   Although we note your disclosure that "higher sales" impacted your revenues for the period, there is no indication of how unit volumes and/or changes in selling prices attributed to the increase. In future filings, please revise to separately quantify the effects of volume and pricing changes on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Financial Statements, page 42

Note 2. Summary of Significant Accounting Policies, page 47

-j. Revenue Recognition, page 48

2.   In your description of when revenue is recognized on product sales, with regards to title passing you state that it "usually occurs at the time of shipment." Please clarify, with a view towards disclosure, for us the situations in which title to your product passes to the customer other than at the time of shipment and if material, quantify the percentage of your sales that it represents.

Note 14. Geographical Information, page 69

3.   We note your disclosure of revenues by geographic segment. If revenues from customers attributed to any individual country are material, please revise future filings to disclose those revenues separately. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

4.   Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries in accordance with paragraph 280-10-50-41.a. of the FASB Accounting Standards Codification.

Form 10-Q for the quarter ended December 31, 2009

Item 4. Controls and Procedures

-Changes in Internal Control over Financial Reporting

5.   We note your disclosure that "[T]here were no significant changes in [y]our internal control over financial reporting . . . that have materially affected, or are reasonably likely to materially affect, [your] internal control over financial reporting". Please clarify whether there were any changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. If so, please explain to us the nature of these changes and revise to provide disclosure in future filings. If not, please remove the term "significant" in future filings to avoid confusion.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant